April 29, 2020

No.: 05192/PSS-AS/2020

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk.

Telkom Landmark Tower, 33rd Floor

Jl Jend. Gatot Subroto Kav. 52

Jakarta 12710

Dear Sir/Madam

In accordance with the notification to the United States Securities and Exchange Commission (“SEC”) on Form 6-K of the inability of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. (the “Company”) to timely file its annual report on Form 20-F for the year ended December 31, 2019, the factors described in the succeeding paragraph make impractical (or impossible) the submission of our report as of a date which will permit timely filing of your 2019 annual report to the SEC.

The necessary audit procedures over the Company’s consolidated financial statements cannot be completed prior to April 30, 2020 due to the delays in the Company’s preparation of its consolidated financial statements and quarantines and travel restrictions imposed on our staff.

You are authorized to attach a copy of this letter as an exhibit to Form 6-K to the SEC.

Very truly yours,

KAP Purwantono, Sungkoro & Surja

/s/Purwantono, Sungkoro & Surja